SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 1-8185
                                                                         -------

                           NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-K  |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
|_| Form N-SAR

      For Period Ended:              June 30, 1997
                           -----------------------------------------------------

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Transition Period Ended:  ----------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    BLC Financial Services, Inc.
                         -------------------------------------------------------
Former name if applicable

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Address of principal executive office (Street and number)
      919 Third Avenue
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City, state and zip code    New York, New York  10022
                            ----------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


|X|   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


|X|   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed).

    As of the date of this filing, the auditors have been unable to complete their audit (in accordance with generally-accepted auditing standards) of the Registrant's financial statements for the fiscal year ended June 30, 1997. They are, therefore unable to render their report on the Registrant's Consolidated Financial Statements by the date on which the Company is required to file its Annual Report on Form 10-K for the fiscal year ended June

    30, 1997. The Registrant will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Jennifer Napier                   (212)            751-5626
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             (Name)                    (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          BLC Financial Services, Inc.
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                (Name of Registrant as Specified in the Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                  By    /s/ Jennifer Napier
                                            ------------------------------------
Date  September 29, 1997                    Jennifer Napier
                                            Treasurer


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






                                    SCHEDULE  1


As of the date of this filing, we have been unable to complete the audit (in accordance with generally-accepted auditing standards) of the Registrant's financial statements for the fiscal year ended June 30, 1997. We are, therefore unable to render a report on the Registrant's Consolidated Financial Statements by the date on which the Registrant is required to file its Annual Report on Form 10-K for the fiscal year ended June 30, 1997.


Richard A. Eisner & Company LLP
September 29, 1997

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